

Mail Stop 3720

February 6, 2018

Xinghui Yang
Chief Executive Officer
Wah Fu Education Group Limited
Room 505 Building No.40, No.1 Disheng North Street
Economic and Technological Development Zone
Beijing, China 100176

> **Re: Wah Fu Education Group Limited**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 29, 2018**
> **CIK No. 0001716770**

Dear Mr. Yang:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General and Administrative Expenses, page 60

1.   Please discuss the reasons for the increase in accounts receivable and the related allowance for doubtful accounts as of September 30, 2017.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications